EXHIBIT 10.4

PLEDGE AGREEMENT

THIS AGREEMENT (the "Pledge Agreement"), dated as of September 7, 2012, is made by GFN NORTH AMERICA CORP., a Delaware corporation (the "Pledgor"), in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, in its capacity as agent for each member of the Lender Group and the Bank Product Providers (in such capacity, together with its successors and assigns in such capacity, "Agent").

WITNESSETH:

WHEREAS, pursuant to that certain Credit Agreement of even date herewith (as amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement") by and among Pac-Van, Inc., an Indiana corporation ("Pac-Van, Inc."), the Subsidiaries of Pac-Van, Inc. signatory thereto (each such Person, together with Pac-Van, Inc., a "Borrower" and collectively, the "Borrowers"), the lenders signatory thereto (each of such lenders, together with its successors and permitted assigns, is referred to hereinafter as a "Lender"), and Agent, the Lender Group has agreed to make certain financial accommodations available to Borrowers from time to time pursuant to the terms and conditions thereof; and

WHEREAS, Agent has agreed to act as agent for the benefit of the Lender Group and the Bank Product Providers in connection with the transactions contemplated by the Credit Agreement and this Agreement;

WHEREAS, in order to induce the Lender Group to enter into the Credit Agreement and the other Loan Documents, to induce the Bank Product Providers to enter into the Bank Product Agreements, and to induce the Lender Group and the Bank Product Providers to make financial accommodations to Borrowers as provided for in the Credit Agreement, the other Loan Documents and the Bank Product Agreements, Pledgor has agreed to create such a security interest and pledge all of its capital stock in Pac-Van to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) under the terms and conditions set forth herein.

WHEREAS, Pledgor is an Affiliate of one or more Borrowers and, as such, will benefit by virtue of the financial accommodations extended to Borrowers by the Lender Group.

NOW, THEREFORE, for and in consideration of the recitals made above and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, Pledgor agrees as follows:

1.   Defined Terms. Unless otherwise defined herein, terms defined in the Credit Agreement shall have such defined meanings when used herein.

2.   Pledge. As collateral security for the prompt and complete payment of all Obligations, Pledgor hereby pledges to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) its right, title and interest in and to all of the issued and outstanding capital stock of Pac-Van owned by it, as described on Exhibit A attached hereto and made a part hereof (which Exhibit A shall be and shall be deemed to be updated upon the issuance of any additional capital stock), now or hereinafter acquired (the "Pledged Interests"), and hereby grants to Agent a continuing security

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interest in all of Pledgor's right, title, and interest in and to the Pledged Interests, the interest thereon, and all products, proceeds, substitutions, additions, dividends, and other distributions in respect thereof, and all books, records, and papers relating to the foregoing (all of which are referred to herein as the "Pledged Collateral"). The share certificates collectively representing all of the Pledged Interests in Pac-Van now or hereinafter acquired, together with a transfer power with respect to each share certificate duly signed in blank by Pledgor, as transferor, shall be delivered by Pledgor to Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) contemporaneously with the execution of this Agreement and with any acquisition of additional capital stock of Pac-Van by Pledgor that is represented by a new share certificate.

3.   Voting and Other Rights in Respect of Pledged Collateral.

(a)   Prior to the occurrence and continuance of an Event of Default under the Credit Agreement, Pledgor shall have all voting and other rights, powers, privileges, and preferences pertaining to the Pledged Collateral (including, without limitation, the right to receive all proceeds, dividends and distributions in respect thereof), subject to the terms of this Agreement, and Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) shall not be entitled to any of such rights by reason of its possession of the Pledged Interests.

(b)   Upon the occurrence and during the continuation of an Event of Default, (i) Agent may, at its option, and with 2 Business Days' prior notice to Pledgor, and in addition to all rights and remedies available to Agent under any other agreement, at law, in equity, or otherwise, exercise all voting rights, or any other ownership or consensual rights (including any dividend or distribution rights) in respect of the Pledged Collateral, but under no circumstances is Agent obligated by the terms of this Agreement to exercise such rights, and (ii) if Agent duly exercises its right to vote any of such Pledged Collateral, Pledgor hereby appoints Agent as Pledgor's true and lawful attorney-in-fact and IRREVOCABLE PROXY to vote such Pledged Collateral in any manner Agent deems advisable for or against all matters submitted or which may be submitted to a vote of shareholders, partners or members, as the case may be. The power-of-attorney and proxy granted hereby is coupled with an interest and shall be irrevocable.

4.   Covenants of Pledgor. Pledgor agrees that it will not (i) sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral; (ii) create or permit to exist any Lien, option or other charge or encumbrance upon or with respect to any of the Pledged Collateral, except for the Lien under this Agreement and Permitted Liens; (iii) file any affidavit for replacement of lost stock certificates, or (iv) for so long as Pledgor shall have the right to vote the Pledged Collateral, vote the Pledged Collateral in favor of or consent to any resolution which might (A) result in any restrictions upon the sale, transfer, or disposition of the Pledged Collateral or (B) materially adversely affect the rights of Agent, the other members of the Lender Group, or the Bank Product Providers, or the value of the Pledged Collateral. Pledgor further agrees that it will take all actions necessary to cause Pac-Van not to issue any capital stock or other securities in addition to or in substitution for the Pledged Collateral or exercise any right with respect to the Pledged Collateral which would adversely affect Agent's rights in the Pledged Collateral. Pledgor further agrees to execute all such instruments, documents, and papers, and will do all such acts as Agent may request from time to time to carry into effect the provisions and intent of this Agreement, including, without limitation, the execution of stop transfer orders, transfer powers and other instruments of assignment executed in

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blank, and will do all such other acts as Agent may request with respect to the perfection and protection of the Lien granted herein and the assignment effected hereby.

5.   Release of Pledged Collateral. Subject to any sale or other disposition by Agent of the Pledged Collateral in accordance with the terms hereof, upon payment in full and the satisfaction of all of the Obligations and the termination of the Credit Agreement, this Agreement shall terminate, Agent shall file, if applicable, UCC-3 financing statements to release the Liens granted hereunder and the Pledged Collateral shall be returned to Pledgor.

6.   Rights of Agent. Without duplication or derogation of Section 3(b) above, if an Event of Default has occurred and is continuing, Agent may, without notice, exercise all rights, privileges, or options pertaining to any Pledged Collateral as if it were the absolute owner thereof, upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but Agent shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing.

7.   Remedies. If an Event of Default has occurred and is continuing and in the event that any portion of the Obligations becomes due and payable, Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers), without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Pledgor or any other Person (all and each of which demands, advertisements and/or notices are hereby expressly waived), may forthwith collect, receive, appropriate and realize upon the Pledged Collateral, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell or otherwise dispose of and deliver said Pledged Collateral, or any part thereof, in one or more transactions at public or private sale or sales, at any exchange, broker's board or at any of Agent's offices or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right of Agent upon any such sale or sales, public or private, to purchase the whole or any part of said Pledged Collateral so sold, free of any right of equity of redemption in Pledgor, which right or equity is hereby expressly waived or released. Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all costs and expenses of every kind incurred therein or incidental to the care, safekeeping or otherwise of any and all of the Pledged Collateral or in any way relating to the rights of Agent hereunder, including attorneys' fees and legal expenses, to the payment in whole or in part of the Obligations in such order as Agent may elect, Pledgor remaining liable for any deficiency remaining unpaid after such application, and only after the application of such net proceeds and after the payment by Agent of any other amount required by any provision of law, need Agent account for the surplus, if any, to Pledgor. Pledgor agrees that Agent shall give at least 10 Business Days' notice of the time and place of any public sale or of the time after which a private sale or other intended disposition is to take place and that such notification is reasonable notification of such matters. No notification need be given to Pledgor if it has signed after the occurrence and during the continuance of such Event of Default a statement renouncing or modifying any right to notification of sale or other intended disposition. In addition to the rights and remedies granted to it in this Agreement and in any other instrument or agreement securing, evidencing or relating to any of the Obligations, Agent shall have all the rights and remedies of a secured party under the Code or other applicable laws. Pledgor shall be liable for the deficiency if the proceeds of any sale or other disposition of the Pledged Collateral are insufficient to

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pay all amounts to which Agent, the Lender Group, and the Bank Product Providers are entitled and the reasonable fees of any attorneys employed by Agent to collect such deficiency.

8. <u>Representations, Warranties, and Covenants of Pledgor</u>. Pledgor represents and warrants that: (a) it has, and on the date of delivery to Agent of any Pledged Collateral will have, good and marketable title to the Pledged Collateral and full power, authority and legal right to pledge all of its right, title and interest in and to the Pledged Collateral pursuant to this Agreement; (b) this Agreement has been duly executed and delivered by Pledgor and constitutes a legal, valid, and binding obligation of Pledgor enforceable in accordance with its terms; (c) no consent of any other party (including, without limitation, creditors of Pledgor) and no consent, license, permit, approval or authorization of, exemption by, notice or report to or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Pledgor in connection with the execution, delivery or performance of this Agreement; (d) the execution, delivery and performance of this Agreement will not violate any provision of any applicable law, or of the certificate/articles of incorporation, bylaws, any shareholders' agreement or any securityholders' agreement of Pledgor or Pac-Van or of any mortgage, indenture, lease, contract, or other agreement, instrument, or undertaking to which Pledgor or Pac-Van is a party or which purports to be binding upon Pledgor or Pac-Van or upon any of their respective assets and will not result in the creation or imposition of any Lien on any of the assets of Pledgor except as contemplated by this Agreement; (e) except as provided by the Securities Act, the rules and regulations promulgated thereunder, and state securities laws, there are no restrictions on the transferability of the Pledged Collateral to Agent or with respect to the foreclosure and transfer thereof by Agent or, if there are any such restrictions, any and all restrictions on such transferability have been duly waived with respect to this assignment, transfer, pledge, and grant of a security interest to Agent and with respect to the foreclosure and transfer thereof by Agent; and (f) the pledge, assignment and delivery of such Pledged Collateral pursuant to this Agreement will create a valid first Lien on all right, title and interest of Pledgor in or to such Pledged Collateral subject only to Permitted Liens, and the proceeds thereof, subject to no prior Lien or to any agreement purporting to grant to any third party a Lien in the property or assets of Pledgor which would include the Pledged Collateral. The Pledged Collateral is fully paid and nonassessable. Pledgor covenants and agrees that it will defend Agent's right, title and Lien on the Pledged Collateral and the proceeds thereof against the claims and demands of all Persons whomsoever; and covenants and agrees that it will have like title to and the right to pledge any other property at any time hereafter pledged to Agent as Pledged Collateral hereunder and will defend Agent's right thereto and Agent's Lien thereon.

9. <u>No Disposition, Etc.</u> Pledgor agrees that it will not sell, assign, transfer, exchange or otherwise dispose of, or grant any option with respect to, the Pledged Collateral, nor will it create, incur or permit to exist any Lien with respect to any of the Pledged Collateral, or any interest therein, or any proceeds thereof, except for the Lien provided for by this Agreement or otherwise permitted by the Credit Agreement.

10. <u>Sale of Pledged Collateral</u>. (a) Pledgor recognizes that Agent may be unable to effect a public sale of any or all of the Pledged Collateral by reason of certain prohibitions contained in the Securities Act, and applicable state securities laws, but may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in

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prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that such private sale shall be deemed to have been made in a commercially reasonable manner. Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit Pledgor to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if Pledgor would agree to do so.

(b)   Pledgor further agrees to do or cause to be done all such other acts and things as may be necessary to make such sale or sale of any portion or all of the Pledged Collateral valid and binding and in compliance with any and all applicable laws of any Governmental Body having jurisdiction over any such sale or sales, all at Pledgor's expense. Pledgor further agrees that a breach of any of the covenants contained in this Section 10 will cause irreparable injury to Agent and Lenders, that Agent and Lenders have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant contained in this Section 10 shall be specifically enforceable against Pledgor and Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants.

11.   Waivers by Pledgor; Subrogation.

(a)   Pledgor (i) waives presentment, demand, notice and protest with respect to the Pledged Collateral; (ii) waives any delay on the part of Agent without notice to or consent from Pledgor; (iii) waives the right to notice and/or hearing prior to Agent's exercising of Agent's rights and remedies hereunder upon the occurrence and during the continuance of an event which would constitute a default hereunder or an Event of Default under the Credit Agreement; (iv) waives any right to require Agent to marshal the Pledged Collateral with other collateral which secures Pledgor's obligations and any similar right to which Pledgor is or may become entitled; (v) shall, when the Obligations are paid and satisfied in full and the Credit Agreement has been terminated, be subrogated to the rights of Agent and Lenders with respect to the value of any payments or distributions in cash, property, or other assets that Pledgor pays over to Agent or the Lender Group hereunder; and (vi) waives any right of subrogation, reimbursement, contribution and any similar rights against Pac-Van until the Obligations are paid and satisfied in full and the Credit Agreement has been terminated.

(b)   Agent shall have no duty as to the collection or protection of the Pledged Collateral or any income or distribution thereon, beyond the safe custody of such of the Pledged Collateral as may come into the possession of Agent and shall have no duty as to the preservation of rights against prior parties or any other rights pertaining thereto. Agent's rights and remedies may be exercised without resort or regard to any other source of satisfaction of the Obligations. In no event shall Agent have any liability to Pledgor or otherwise hereunder except for liability arising out of the gross negligence or willful misconduct of Agent.

12.   Further Assurances. Pledgor agrees that at any time and from time to time upon the written request of Agent, Pledgor will execute and deliver such further documents and do such further acts and things as Agent may request in order to effect the purposes of this Agreement.

13.   Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or

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unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.   No Waiver; Cumulative Remedies. Agent shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder and no waiver shall be valid unless in writing, signed by Agent, and then only to the extent therein set forth. A waiver by Agent of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Agent would otherwise have on any future occasion. No failure to exercise or any delay in exercising on the part of Agent, any right, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and may be exercised singly or concurrently, and are not exclusive of any rights or remedies provided by law.

15.   Binding Effect. This Agreement and all obligations of Pledgor hereunder shall be binding upon the successors and assigns of Pledgor, and shall, together with the rights and remedies of Agent hereunder, inure to the benefit of Agent (for its benefit and for the benefit of the Lender Group and the Bank Product Providers) and its respective successors and permitted assigns. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Illinois applied to contracts to be performed wholly within the State of Illinois. The undersigned hereby agrees that any judicial proceeding by Pledgor against Agent or any Lender involving, directly or indirectly, any matter or claim in any way arising out of, related to or connected with this Agreement or any related agreement, shall be brought only in a federal or state court located in the County of Cook, State of Illinois.

16.   **PLEDGOR AND AGENT, RESPECTIVELY, TO THE EXTENT ENTITLED THERETO, WAIVE ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY OF ANY CASE OR CONTROVERSY IN WHICH THEY ARE OR BECOME A PARTY (WHETHER SUCH CASE OR CONTROVERSY IS INITIATED BY OR AGAINST THEM OR IN WHICH THEY ARE JOINED AS A PARTY LITIGANT), WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, ANY RELATIONSHIP AMONGST OR BETWEEN PAC-VAN, PLEDGOR AND/OR AGENT.**

[Signature page to follow.]

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IN WITNESS WHEREOF, and intending to be legally bound, Pledgor has caused this Pledge Agreement to be duly executed and delivered on the day and year first written above.

WITNESS: GFN NORTH AMERICA CORP.

/s/ Sally Lierheimer   By: /s/ Christopher A. Wilson
                                                  Name: Christopher A. Wilson
                                                  Title: Secretary

ACKNOWLEDGMENT

STATE/~~COMMONWEALTH~~ OF CALIFORNIA   )

)   SS:

COUNTY OF LOS ANGELES   )

On this, the 4th day of September 2012, before me, a Notary Public, the undersigned officer, personally appeared Christopher A. Wilson, who acknowledged himself/~~herself~~ to be the _____ of GFN North America Corp., a Delaware corporation (the "Company"), and that he/~~she~~ as such officer, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing the name of the Company as such officer.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

                                         /s/ Paul D. Wilkins
                                         Notary Public

My Commission Expires: 9/10/12

EXHIBIT A

Pledgor's Stock

Pledgor	Issuer	Pledged Equity Description	Percentage of Interests in Issuer	Certificate Number
GFN North America Corp., a Delaware corporation	Pac-Van, Inc., an Indiana corporation	Class A Common Stock	100%	107